UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

OCI Partners LP

(Name of the Issuer)

OCI GP LLC

OCI Partners LP

(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number of Class of Securities)

Ahmed El-Hoshy

President and Chief Executive Officer

OCI GP LLC

5470 N. Twin City Highway

Nederland, Texas 77627

(409) 723-1900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Michael Rosenwasser, Esq. Michael Swidler, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$117,569,686.50	$14,637.43
*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of OCIP Partners LP, a Delaware limited partnership (“OCIP”) not owned by OCI N.V., at a purchase price of $11.50 per Common Unit, net to the seller in cash. On June 1, 2018, 86,997,590 Common Units were outstanding, of which 76,774,139 are owned by OCI. Accordingly, this calculation assumes the purchase of 10,223,451 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2018 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001245.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $14,001.02

Filing party: OCI N.V.

Form or registration No.: SC TO-T

Date filed: June 4, 2018

Amount previously paid: $636.41

Filing party: OCI N.V.

Form or registration No.: SC TO-T/A

Date filed: June 19, 2018

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Purpose of Amendment

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Transaction Statement on Schedule 13E-3 (as amended and supplemented from time to time, including as amended by Amendment No. 1, dated July 2, 2018, Amendment No. 2, dated July 5, 2018, and this Amendment No. 3, the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2018 by OCI Partners LP, a Delaware limited partnership (the “Partnership”), and OCI GP LLC, the general partner of the Partnership (the “General Partner”).

OCI N.V. (“OCI”) and its affiliate OCIP Holding II LLC (“Holding II”), offered to purchase all outstanding common units representing limited partner interests (the “Common Units”) of the Partnership not already owned by OCI or its affiliates, at a price per Common Unit equal to $11.50 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2018, as amended, the related letter of transmittal, and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase, the letter of transmittal, and notice of guaranteed delivery were originally filed as Exhibits (a)(1)(i), (a)(1)(ii), and (a)(1)(iii), respectively, to the Tender Offer Statement on Schedule TO filed by OCI with the SEC on June 4, 2018. Following the completion of the Offer, OCI and Holding II purchased all of the outstanding Common Units not tendered pursuant to the Offer that were held by persons other than OCI or its affiliates (the “Buyout”) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Partnership Agreement”), at a price per Common Unit equal to the Offer Price, net to the seller in cash, without interest thereon.

This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a final amendment to the Schedule 13E-3 to report the result of the Rule 13e-3 transaction subject to the Schedule 13E-3. Except as otherwise set forth in this Amendment No. 3, the information contained in the Schedule 13E-3 remains unchanged and is incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings given to them in the Schedule 13E-3.

Item 15.	Additional Information

Item 15 of the Schedule 13E-3 is hereby amended and supplemented as follows:

(c)

Other Material Information. As of the date hereof, OCI and Holding II have completed the Buyout and have purchased all of the outstanding Common Units not tendered pursuant to the Offer that were held by persons other than OCI or its affiliates pursuant to Section 15.1(a) of the Partnership Agreement. The purchase of Common Units by OCI and Holding II pursuant to the Buyout became effective as of July 17, 2018.

Following the completion of the Buyout, OCI and its affiliates collectively own 100% of the outstanding Common Units. As a result, there is no longer a public market for the Common Units. Therefore, the trading of the Common Units on the NYSE has been suspended, effective the date hereof, and the Partnership has requested that the NYSE file with the SEC a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to delist the Common Units from the NYSE and to deregister them under Section 12(b) of the Exchange Act. The Partnership intends to file with the SEC a certification on Form 15 under the Exchange Act requesting the deregistration of the Common Units under Section 12(g) of the Exchange Act and the suspension of the Partnership’s reporting obligations under Sections 13 and 15(d) of the Exchange Act, as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OCI GP LLC

Date: July 17, 2018	/s/ Ahmed El-Hoshy
	Name:	Ahmed El-Hoshy
	Title:	Chief Executive Officer

OCI PARTNERS LP

	By:	OCI GP LLC, its general partner

Date: July 17, 2018	/s/ Ahmed El-Hoshy
	Name:	Ahmed El-Hoshy
	Title:	Chief Executive Officer